UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __1__)*

Synopsys, Inc.

(Name of Issuer)

Common shares

(Title of Class of Securities)

871607107

(CUSIP Number)

August 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 4 PAGES

CUSIP NO. 871607107 13G	2 OF 4 PAGES

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Dodge & Cox 94-1441976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐

(b) ☐

N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California—U.S.A.

	5	SOLE VOTING POWER
		14,564,181

NUMBER OF SHARES	6	SHARED VOTING POWER
BENEFICIALLY OWNED		34,500
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH		15,468,381

	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,468,381

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%

12	TYPE OF REPORTING PERSON* IA

PAGE 2 OF 4 PAGES

Item 1 (a)    Name of Issuer:

Synopsys, Inc.

Item 1 (b)    Address of Issuer’s Principal Executive Offices:

700 East Middlefield Road

Mountain View, California 94043

Item 2 (a)    Name of Person Filing:

Dodge & Cox

Item 2 (b)    Address of the Principal Office or, if none, Residence:

555 California Street, 40th Floor

San Francisco, CA 94104

Item 2 (c)    Citizenship:

California—U.S.A.

Item 2 (d)    Title of Class of Securities:

Common shares

Item 2 (e)    CUSIP Number:

871607107

Item 3         If the Statement is being filed pursuant to Rule 13d-1(b),

or 13d-2(b), check whether the person filing is a:

(e)	☒ Investment Advisor registered under section 203 of

the Investment Advisors Act of 1940

Item 4        Ownership:

(a)	Amount Beneficially Owned:

15,468,381

(b)	Percent of Class:

10.7%

PAGE 3 OF 4 PAGES

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:

14,564,181

(ii)	shared power to vote or direct the vote:

34,500

(iii)	sole power to dispose or to direct the

disposition of: 15,468,381

(iv)	shared power to dispose or to direct the

disposition of: 0

Item 5          Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another

Person:

Securities reported on this Schedule 13G are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds,

endowment funds or other institutional clients.

Item 7          Identification and Classification of the Subsidiary Which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable.

Item 8          Identification and Classification of Members of the Group:

Not applicable.

Item 9          Notice of Dissolution of a Group:

Not applicable.

Item 10        Certification:

By signing below I certify that, to the best

of my knowledge and belief, the securities referred to

above were acquired in the ordinary course of business and

were not acquired for the purpose of and do not have the

effect of changing or influencing the control of the issuer

of such securities and were not acquired in connection with

or as a participant in any transaction having such purpose

or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 10, 2009

DODGE & COX

By:	/S/ THOMAS M. MISTELE
Name: Title:	Thomas M. Mistele General Counsel & COO

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